UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from November 1, 2015 (inception) through December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-37483

HEWLETT PACKARD ENTERPRISE

401(k) PLAN

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hewlett Packard Enterprise 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hewlett Packard Enterprise Company, 3000 Hanover Street, Palo Alto, CA 94304

Hewlett Packard Enterprise 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2015, and

For the Period from November 1, 2015 (inception) to December 31, 2015

Report of Independent Registered Public Accounting Firm

Plan Administrator

Hewlett Packard Enterprise 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Hewlett Packard Enterprise 401(k) Plan as of December 31, 2015, and the related statement of changes in net assets available for benefits for the period from November 1, 2015 (inception) through December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hewlett Packard Enterprise 401(k) Plan at December 31, 2015, and the changes in its net assets available for benefits for the period from November 1, 2015 (inception) through December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Hewlett Packard Enterprise 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ ERNST & YOUNG LLP

San Jose, California

June 23, 2016

Hewlett Packard Enterprise 401(k) Plan

Statement of Net Assets Available for Benefits

December 31, 2015
(In thousands)
Assets

Investments, at fair value	$7,894,950
Receivables:
Notes receivable from participants	150,726
Employer contributions	28,642
Participant contributions	14,773
Interest, dividends, and other	1,203

Total receivables	195,344

Total assets	8,090,294

Liabilities

Administrative expenses and other payables	246

Total liabilities	246

Net assets available for benefits	$8,090,048

See accompanying notes.

Hewlett Packard Enterprise 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Period from November 1, 2015 (inception) through December 31, 2015

(In thousands)
Additions
Interest and dividends	$10,092

Contributions:
Employer	28,645
Participants	64,139
Rollovers	6,669

Total contributions	99,453
Interest income on notes receivable from participants	1,106

Total additions	110,651

Deductions
Net realized and unrealized depreciation in fair value of investments	153,302
Benefits paid directly to participants	76,901
Administrative expenses and other fees	177

Total deductions	230,380

Net decrease in net assets before plan transfer in	(119,729)
Transfer in from HP Inc. 401(k) Plan	8,209,777

Net increase in net assets after plan transfer in	8,090,048
Net assets available for benefits:
Beginning of year	—

End of year	$8,090,048

See accompanying notes.

Hewlett Packard Enterprise 401(k) Plan

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

The following brief description of the Hewlett Packard Enterprise 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

The Separation

On September 30, 2015, Hewlett-Packard Company (HPQ) Board of Directors approved the separation of HPQ into two independent publicly traded companies: one comprising its enterprise technology infrastructure, software, services and financing businesses, which now conducts business as Hewlett Packard Enterprise Company (Hewlett Packard Enterprise or HPE) and one that comprises its printing and personal systems businesses, which conducts business as HP Inc. (HPI) (the Separation). The separation and distribution was effective November 1, 2015. At distribution, each HPQ stockholder as of the record date received one share of HPE common stock for every one share of HPQ common stock held on that date.

In connection with the Separation, on October 28, 2015, the HPE Board of Directors approved the Plan for HPQ employees who transferred employment to HPE in connection with the Separation. In addition, on October 27, 2015, the HPQ Plan Committee approved an amendment to the Hewlett-Packard Company 401(k) Plan to provide for the spin-off and transfer of assets and liabilities to the Plan for those HPQ employees who transferred employment in connection with the Separation, effective November 1, 2015.

General

The Plan is a defined contribution plan covering employees of HPE (the Company, Employer, or Plan Sponsor) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employee. The Plan was established on November 1, 2015, in connection with the Separation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee is Bank of New York Mellon (BNYM) and the recordkeeper is Fidelity Workplace Services LLC (Fidelity).

Investments

Assets of the Plan are invested in a five-tier investment structure. Tier 1 includes ten Birth Date Funds and the Conservative Portfolio. The Birth Date Funds’ investment strategy is designed to become more conservative as participants grow older. The Conservative Portfolio’s investment strategy is designed for a participant who has a low tolerance for risk and/or a shorter time horizon for investing. Tier 2 includes six actively-managed institutional funds from the main asset classes – stocks, bonds, and short-term investments. Tier 3 includes four index funds that seek to mirror a specific market index by investing in similar equities and bonds that the index fund is benchmarked against. Tier 4 includes six funds in the secondary or specialty asset classes, such as real-return income and real estate, including the HPE Stock Fund and the HPI Stock Fund. Participants with investments in the HPI Stock Fund may sell their interest in the HPI Stock Fund at any time until the HPI Stock Fund is liquidated with a projected timeline of October 2016, but the participants will not be able to purchase any additional shares of the HPI Stock Fund. Tier 5 is a self-directed mutual fund brokerage window that offers more than 8,500 brand-name mutual funds through an affiliate of Fidelity. All investments are participant-directed.

The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.

Hewlett Packard Enterprise 401(k) Plan

Notes to Financial Statements (continued)

If a participant’s account currently has more than 20% invested in the HPE Stock Fund, the participant will not be forced to reduce his or her holdings; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the HPE Stock Fund and any percentage above the 20% limit for ongoing contributions will automatically be directed to the appropriate Birth Date Fund based generally on the year the participant was born. In addition, future requested exchanges into the HPE Stock Fund will be blocked if the requested change will cause the participant to exceed the 20% limit or if the participant is already at or above the 20% limit. Finally, if the participant chooses to rebalance his or her portfolio, the respective holdings in the HPE Stock Fund will be limited to a maximum of 20% regardless of the current investments in the HPE Stock Fund.

Contributions

As soon as administratively feasible, employees are automatically enrolled in the Plan at a 3% contribution rate in the Birth Date Fund based generally on the year the employee was born.

Participants may annually contribute, up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual limits specified under the Code. The annual limit was $18,000 for 2015. Participants who are age 50 or older by the end of the plan year can contribute an additional $6,000 above the annual limit. Contributions can be made as whole or fractional percentages of eligible compensation. Employees can choose pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. Both types of contributions are eligible for the Company matching contributions. Catch-up contributions are not eligible for the Company matching contributions.

The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred account, as described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.

The Company matching contribution is a fixed contribution equal to 100% of the first 4% of eligible earnings a participant contributes each pay period. The Company matching contribution is funded after the end of the fiscal quarter.

In order to receive a Company matching contribution for a fiscal quarter, a participant must be employed on the last day of such fiscal quarter or have terminated employment during such fiscal quarter as a result of such participant’s death or termination under a Company-approved severance program, under certain phased retirement programs of the Company, pursuant to the terms of certain service schedules under the Transition Services Agreement between HPQ and HPE, dated as of November 1, 2015, or in connection with a sale or divestiture by the Company of the business unit in which the participant was employed or as set forth in the Plan.

Vesting

Participants are fully-vested at all times with regard to their contributions and earnings thereon.

In general, participants become fully-vested in their Company matching contributions, and earnings thereon, upon completion of three years of vesting service. If the participants are a current HPE employee and were employed by HPQ at any time before 2006 and were transferred to HPE as a result of the Separation, they are always 100% vested in the value of HPE matching contributions and related investment earnings. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death

Hewlett Packard Enterprise 401(k) Plan

Notes to Financial Statements (continued)

before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability program. Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed, pursuant to the terms of certain service schedules under the Transition Services Agreement between HPQ and HPE, dated as of November 1, 2015 or as set forth in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings or losses of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Notes Receivable from Participants

The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account and bear interest at a fixed rate equal to the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statement of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their account.

Forfeitures

If a participant terminates employment before becoming fully vested in their Company matching contributions, the nonvested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, or pay eligible Plan expenses.

The unallocated forfeiture balance as of December 31, 2015, was approximately $0.2m, which was used to reduce Company matching contributions for 2015.

Payment of Benefits

On termination, death, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their accounts. Lump-sum payments may be made in cash or shares of stock for distribution from the HPE Stock Fund. Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.

Hewlett Packard Enterprise 401(k) Plan

Notes to Financial Statements (continued)

Administrative Expenses and Investment Management Fees

Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant is charged a fixed amount of $34 per year for recordkeeping services. Certain investment management fees related to investment options are paid directly to the Plan’s investment managers and are reported separately on the Statement of Changes in Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Benefit Payments

Benefit payments are recorded when paid.

Subsequent Events

The Company has evaluated subsequent events through June 23, 2016, the date the financial statements were available to be issued.

On May 24, 2016, the Company announced plans for a tax-free spin-off and merger of its Enterprise Services business (“Everett SpinCo Inc.” or “Everett”) with Computer Sciences Corporation (‘‘CSC’’) which will create a pure-play, global IT services company. Upon the completion of the transaction, which is currently targeted to be completed by March 31, 2017, shareholders of the Company will own shares of both HPE and approximately fifty percent of the new combined company. The transaction is subject to certain customary closing conditions including approval by CSC shareholders, effective filing of related registration statements, completion of tax-free spin-off, Everett debt exchange, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain required foreign anti-trust approvals. The Company has not yet determined the impact, if any, of the spin-off and merger, on the Plan.

Hewlett Packard Enterprise 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value during the period from November 1, 2015 (inception) through December 31, 2015.

Collective investment/common collective trusts: Valued at the net asset value (NAV) established by the fund’s sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. There are no redemption restrictions or future commitments on these investments.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Short-term investments: Valued at cost plus accrued interest, which approximates fair value.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”, which amends ASC 820, Fair Value Measurement. This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. ASU 2015-07 is effective for interim and annual reporting periods beginning after December 15, 2015, and should be applied retrospectively to all periods presented. ASU 2015-07 has been adopted for the period from November 1, 2015 (inception) through December 31, 2015.

Hewlett Packard Enterprise 401(k) Plan

Notes to Financial Statements (continued)

In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force)”, which simplifies certain aspects of employee benefit plan accounting. Part II of the guidance requires plans to disaggregate their investments measured using fair value by general type, rather than by class of assets. Self-directed brokerage accounts are one general type. Plans are no longer required to disclose the net appreciation/depreciation in fair value of investments by general type or individual investments equal to or greater than 5% of net assets available for benefits. ASU 2015-12 is effective for interim and annual reporting periods beginning after December 15, 2015, and should be applied retrospectively to all periods presented. ASU 2015-12 has been adopted for the period from November 1, 2015 (inception) through December 31, 2015.

The following table sets forth the Plan’s assets and liabilities at fair value as of December 31, 2015, by level, within the fair value hierarchy:

	December 31, 2015
	(In thousands)	Level 1	Level 2
Assets
Common collective trusts at NAV	$1,705,470
Collective investment trusts at NAV	5,483,010
Self-directed brokerage accounts	279,844	$279,844	$—
Short-term investments	252,636	—	252,636
HPE common stock	100,194	100,194	—
HPI common stock	73,796	73,796	—

Total investments, at fair value	$7,894,950	$453,834	$252,636

Transfers Between Levels

The availability of observable market data is monitored to assess the appropriate classification of assets and liabilities within the fair value hierarchy. Changes in economic conditions, changes in observability of significant inputs, or changes in model-based valuation techniques may require the transfer of an asset or liability between levels of the fair value hierarchy. In such instances, the transfer is reported at the beginning of the reporting period. For the period from November 1, 2015 (inception) through December 31, 2015, there were no transfers between levels.

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service (IRS) stating that the Plan is qualified under Section 401(a) of the Code. The Company intends to apply for a determination letter from the IRS in 2016. In addition, the plan administrators believe the Plan has been designed to comply with and is operating in accordance with the applicable requirements of the Code and therefore, believe the Plan is qualified and the related trust is tax-exempt. The Plan is required to operate in conformity with the Code to maintain its qualified status.

Plan management evaluates uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon

Hewlett Packard Enterprise 401(k) Plan

Notes to Financial Statements (continued)

examination by the IRS. The plan administrators have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Related-Party Transactions

The Plan engages in certain transactions involving the Company and BNYM (the trustee), and affiliates of Fidelity, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock and the payment of trustee fees to BNYM, and investments in money market and mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity.

At December 31, 2015, the Plan held approximately 6.6 million shares, of common stock of the Company, with fair values of approximately $100.2 million. During 2015, the Plan had transfers in of $102.9 million of the Company’s common stock from the Hewlett-Packard Company 401(k) Plan due to the Separation. The Plan made purchases of $2 million of the Company’s common stock and recorded dividend income of $0.4 million from the Company’s common stock during the period from November 1, 2015 (inception) through December 31, 2015.

Trustee and recordkeeping fees paid to BNYM and affiliates of Fidelity were not significant for the period from November 1, 2015 (inception) through December 31, 2015. As of December 31, 2015, the Plan held investments issued by affiliates of Fidelity totaling $159.4 million.

6. Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market risks, and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

7. Reconciliation of Financial Statements to the Form 5500

A reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per the Form 5500 as of December 31, 2015, was as follows:

December 31, 2015
(In thousands)
Net assets available for benefits per the financial statements	$8,090,048
Benefits payable to participants at year-end	(1,394)

Net assets available for benefits per Form 5500	$8,088,654

A reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per the Form 5500 for the period from November 1, 2015 (inception) through December 31, 2015, was as follows:

(In thousands)
Benefits paid to participants per financial statements	$76,901
Add: Benefits payable to participants at December 31, 2015	1,394

Total benefits paid to participants per the Form 5500	$78,295

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not paid as of that date.

Hewlett Packard Enterprise 401(k) Plan

EIN: 47-3298624 PN: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value			(e) Current Value
Short-Term Investments:
	DREYFUS	GOV PRIME CSH MGT INS, VAR RT 12/31/2019	1,173,501	shares	$1,173,501
	VANGUARD	PRIME MMKT-INST	251,463,055	shares	251,463,055

	Total Short-Term Investments				$252,636,556

HPE Stock:
*	HEWLETT PACKARD ENTERPRISE COMPANY		6,591,725	shares	$100,194,220

Common Stock:
	HP INC.		6,232,752	shares	$73,795,784

Common Collective Trust Funds:
	BGI	MSCI ACWI EX-US INDEX SUPERFUND F	9,422,146	units	$189,932,570
	BLACKROCK	US DEBT INDEX	6,656,469	units	194,353,589
	BLACKROCK	RUSSELL 2500 INDEX FUND	19,247,039	units	399,514,848
	BLACKROCK	RUSSELL 1000 INDEX FD CL F	37,003,825	units	921,669,082

	Total Common Collective Trust Funds				$1,705,470,089

Collective Investment Trust Funds:
	SEI	BIRTHDATE FUND 1945 CIT SHARE CLASS 2	2,835,559	units	$39,689,029
	SEI	BIRTHDATE FUND 1950 CIT SHARE CLASS 2	33,672,824	units	461,624,110
	SEI	BIRTHDATE FUND 1955 CIT SHARE CLASS 2	14,386,196	units	198,879,083
	SEI	BIRTHDATE FUND 1960 CIT SHARE CLASS 2	30,102,448	units	411,666,030
	SEI	BIRTHDATE FUND 1965 CIT SHARE CLASS 2	25,367,641	units	341,953,268
	SEI	BIRTHDATE FUND 1970 CIT SHARE CLASS 2	14,006,118	units	189,205,845
	SEI	BIRTHDATE FUND 1975 CIT SHARE CLASS 2	9,528,888	units	127,782,390
	SEI	BIRTHDATE FUND 1980 CIT SHARE CLASS 2	6,167,852	units	82,884,823
	SEI	BIRTHDATE FUND 1985 CIT SHARE CLASS 2	4,131,685	units	55,719,488
	SEI	BIRTHDATE FUND 1990 CIT SHARE CLASS 2	2,486,004	units	32,959,193
	SEI	CONSERVATIVE FUND CIT SHARE CLASS 2	8,196,501	units	141,896,191
	SEI	US LARGE CAP EQUITY FUND CIT SHARE CLASS 2	77,558,730	units	1,405,868,320
	SEI	US SMALL-MID CAP EQUITY FUND CIT SHARE CLASS 2	35,242,265	units	558,649,813
	SEI	INTERNATIONAL EQUITY FUND CIT SHARE CLASS 2	31,689,488	units	386,874,773
	SEI	EMERGING MARKETS EQUITY FUND CIT SHARE CLASS 2	9,150,746	units	70,484,534
	SEI	GLOBAL REAL ESTATE FUND CIT SHARE CLASS 2	4,982,519	units	134,136,882
	SEI	SHORT TERM BOND FUND CIT SHARE CLASS 2	42,461,506.955	units	463,153,133
	SEI	CORE BOND FUND CIT SHARE CLASS 2	12,583,068.495	units	150,192,764
	SEI	REAL RETURN BOND FUND CIT SHARE CLASS 2	6,923,122.390	units	77,424,047
	SEI	LONG TERM BOND FUND CIT SHARE CLASS 2	5,400,950.927	units	74,595,774
	SEI	HIGH YIELD BOND FUND CIT SHARE CLASS 2	6,172,928.649	units	77,370,253

	Total Collective Investment Trust Funds				$5,483,009,743

Self-Directed Brokerage Accounts:
*	SELF DIRECTED BROKERAGE ACCOUNTS		Various		$279,843,702

	Total Investments				$7,894,950,094

*	Participant Loans Interest rates ranging from 3.25% to 10.50% and maturity dates through 2037				$150,725,596

*	Party-in-interest

NOTE: Column (d) cost, has been omitted as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT PACKARD ENTERPRISE 401(k) PLAN

DATE: June 23, 2016	By:	/s/ Rishi Varma
	Name:	Rishi Varma
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).